Exhibit 10.1

May 24, 2005

John J. Giamatteo
Moto Azabu, Minato-ku, Japan

Dear John:

I am extremely pleased to offer you employment at RealNetworks, Inc. (Real) as Executive Vice President, Worldwide Business Products and Services. Your start date will be determined at a later date.

This offer is for a full-time, exempt, regular position with Real. Your responsibilities will be as directed by Real. You will be paid a monthly salary, which is equivalent on an annualized basis of $350,000.00 (subject to normal withholdings), payable semi-monthly in accordance with our normal payroll procedures. You are eligible to earn an annual bonus of up to 100% of your base salary. Accordingly, you are eligible to earn $350,000.00 (subject to normal withholdings) in bonus payments based on meeting MBO target goals set by Real, for an annual target total compensation of $700,000.00 if you succeed in meeting your MBO target goals.

A signing bonus of $100,000.00 will be paid to you in two equal installments of $50,000 each: the first within 30 days of the commencement of your employment with Real, the second installment will be paid at your six month anniversary date. This is taxable income. In the event that your employment with Real is terminated for cause or you resign within twelve months of the date of these payments, you must return to Real the full amount of the payments. By signing below, you agree to reimburse Real in full prior to your termination date, and in the event that you have not done so, you agree that Real may deduct the balance due from your final paycheck.

You will also earn equity in Real under the terms of Real’s 1996 Stock Option Plan. Upon the start of your employment, you will be eligible for options to acquire 800,000 RealNetworks shares, which will begin vesting on your hire date. Of the 800,000 total options, 50,000 options will fully vest in six months according to the vesting schedule set forth Attachment A Section 3-Special Acceleration (provided that you must forfeit those vested options if you voluntarily terminate your employment before May 1, 2006) and the remaining 750,000 options will vest according to the seven year vesting schedule (detailed in attachment A). All of the options will vest according to the vesting rules and all other provisions contained in the Plan subject only to the provisions in this letter regarding acceleration of options vesting schedule. In the event that you achieve defined and written Accelerating Management Target Goals set by Real during your first 90 days of employment, your options will accelerate their vesting as detailed in attachment A, section 2. Your stock options will be granted on the date the Compensation Committee of the Company’s Board of Directors approves the grant of the option (the “Grant Date”). The exercise price of the stock options granted to you shall be equal to the fair market value of Real’s Common Stock on the Grant Date. Fair market value shall equal the last sales price for shares of Real’s Common Stock on the Grant Date as reported by the NASDAQ National Market. Please be aware that unvested stock options are forfeited upon termination of employment.

Real will provide competitive Relocation and Housing support to you in your transition.

Real will specifically cover the following expenses for you in connection with your relocation from Tokyo, Japan to Seattle, Washington:

1.	You may take up to two four-day house-hunting trips for you and your immediate family, including coach airfare, accommodations, and reimbursement for your reasonable rental car, food and incidental expenses. Real will arrange for a realtor or apartment finder to show you different neighborhoods in and around Seattle to assist you with purchasing or renting a new residence.

2.	Real will cover the costs of (a) moving up to two of your vehicles, (b) moving your personal goods, (c) temporary housing with one of Real’s pre-arranged rental agents for up to six months, and (d) temporary storage for three months. Real will also cover the cost of your final flight out to Seattle, for you and your immediate family.

3.	In consideration for incidental and unforeseen costs in the relocation process, Real will extend a one-time bonus payment of $75,000.00 payable upon the relocation of you and your immediate family to the Seattle area.

Some or all of these bonus and relocation payments or costs may be taxable income. In the event that your employment with Real is terminated by your own volition, within twelve months of the date of these payments, you must return to Real the full amount of all of your relocation payments. By signing below, you agree to reimburse Real in full prior to your termination date, and in the event that you have not done so, you agree that Real may deduct the balance due from your final paycheck.

You will receive paid vacation, paid holidays, paid sick leave, and, upon satisfaction of any eligibility or waiting requirements, medical/dental coverage, 401K participation, disability and life insurance coverage, employee stock purchase plan participation and other benefits (“Benefits”) as described in the Real Employee Handbook, Benefit Plan descriptions, and Real policies, as they may be amended from time to time. All of these Benefits are subject to change upon notice from Real.

You will be regarded as a key employee under certain federal regulations governing family and medical leave. This status will require that you work closely with us in planning if you develop a need for family or medical leave.

It is our policy that employees may not use or disclose confidential information or trade secrets obtained from any source or during any prior employment. Real requires employees to abide by all contractual and legal obligations they may have to prior employers or others, such as limits on disclosure of information or competition. Prior to signing this letter, you must inform us if you are subject to any such obligations that would prevent you from working at Real in your intended capacity or that would otherwise restrict you in the performance of your services to Real. Violation of this requirement may result in termination of your employment with Real for cause. By signing this letter, you further agree that you will not bring to Real any confidential documents of another, nor disclose any confidential information of another, and that you will comply fully with these requirements.

Our employment relationship will be terminable at will, which means that either you or Real may terminate your employment at any time and for any reason or no reason, subject only to the provisions below describing your obligation to provide Real with notice, and Real’s obligation to make certain payments if Real terminates your employment for reasons other than cause. Your right to receive these payments described below are subject to and conditioned upon your signing a valid general and complete release of all claims (except those relating to Real’s payment obligations under this letter agreement) against Real (and its related entities and persons) in a form provided by Real.

You agree that in the first year you will provide Real twelve months notice prior to terminating your employment. After your first year of employment you agree that you will provide Real six months notice prior to terminating your employment, unless Rob Glaser is not Real’s CEO, in which case you will provide Real twelve months notice prior to terminating your employment. After receipt of such notice Real may, at its election, direct you to continue your work for Real for any period up to six months (or twelve months from the date of such notice if Rob Glaser is not Real’s CEO) at your then-current base salary. In consideration for fulfilling the foregoing notice provision, Real will pay you a severance payment at the conclusion of your employment with Real equal to your then current base salary pro-rated by the amount of time you continue to perform you job after providing your notice of termination, which period will not be greater than either six months (or twelve months if Rob Glaser is not in the CEO role) .
In the event that Real terminates your employment without cause, in the first twelve months of your employment, Real will provide you with twelve months notice or pay you your then-current base salary in lieu of notice through any remaining portion of the notice period. In the event that Real terminates your employment without cause after the first twelve months of your employment, Real will provide you with six months notice or pay you your then-current base salary in lieu of notice through any remaining portion of the notice period. Additionally, if, any time after twelve months of your employment, Rob Glaser is not Real’s CEO, Real will provide you with an additional six months notice or pay you your then-current base salary in lieu of notice through any remaining portion of the notice period.

This offer is contingent on: (i) you providing evidence of employability as required by federal law (which includes providing Real within 3 days after your employment commences with acceptable evidence of your identity and US employment eligibility), (ii) Real receiving acceptable results from any background check or reference check, and (iii) you signing Real’s Development, Confidentiality and Noncompetition Agreement, attached hereto.

REAL PROVIDES EQUAL OPPORTUNITY IN EMPLOYMENT AND WILL ADMINISTER ITS POLICIES WITH REGARD TO RECRUITMENT, TRAINING, PROMOTION, TRANSFER, DEMOTION, LAYOFF, TERMINATION, COMPENSATION AND BENEFITS WITHOUT REGARD TO RACE, RELIGION, COLOR, NATIONAL ORIGIN, CITIZENSHIP, MARITAL STATUS, SEX, SEXUAL ORIENTATION, AGE, DISABILITY OR STATUS AS A DISABLED VETERAN OR VETERAN OF THE VIETNAM ERA OR ANY OTHER CHARACTERISTIC OR STATUS PROTECTED BY APPLICABLE LAW.

This letter and the Development, Confidentiality and Noncompetition Agreement, the 1996 Stock Option Plan, and your Stock Option Agreement, contain the entire agreement between you and Real, and supercede all prior oral and written discussion, agreements and understandings. This letter may not be modified except in writing signed by both you and Real. Any disputes regarding this letter or your employment with Real shall be governed by and construed in accordance with the laws of the State of Washington. If any provision of this letter is deemed to be invalid or unenforceable, at Real’s option, the remaining terms shall continue in full force and effect.

Please note that the information in this letter will be subject to public disclosure obligations as required by U.S. law and the company will file a Form 8(k) including this letter or the details contained in this letter with the U.S. Securities and Exchange Commission.

This offer is valid until May 31st, 2005. We are excited about the prospect of you joining RealNetworks, Inc. and look forward to working with you. Please call us if you have questions about this offer letter.

Sincerely,

/s/ Rob Glaser

Rob Glaser
Chairman and CEO
RealNetworks, Inc.
May 31, 2005

I have read and agree to the terms of employment contained in this offer letter and the attached Development, Confidentiality and Noncompetition Agreement, which represent a full, complete and fair statement of the offer of employment made to me by RealNetworks, Inc.

John J. Giamatteo: /s/ John J. Giamatteo

Date: May 24, 2005

Attachment A

Section 1

7 Year Vesting Schedule

Date Percent	Number of Shares
18 months after Vest Date 21.4%	160,500
24 months after Vest Date 28.6%	214,500
30 months after Vest Date 35.7%	267,750
36 months after Vest Date 42.9%	321,750
42 months after Vest Date 50.0%	375,000
48 months after Vest Date 57.1%	428,250
54 months after Vest Date 64.3%	482,250
60 months after Vest Date 71.4%	535,500
66 months after Vest Date 78.6%	589,500
72 months after Vest Date 85.7%	642,750
78 months after Vest Date 92.9%	696,750
84 months after Vest Date 100%	750,000
Section 2-Accelerated Vesting Schedule Date Percent	Number of Shares

18 months after Vest Date 30.0%	225,000
24 months after Vest Date 40.0%	300,000
30 months after Vest Date 50.0%	375,000
36 months after Vest Date 60.0%	450,000
42 months after Vest Date 70.0%	525,000
48 months after Vest Date 80.0%	600,000
54 months after Vest Date 90.0%	675,000
60 months after Vest Date 100%	750,000
66 months after Vest Date 100%	—
72 months after Vest Date 100%	—
78 months after Vest Date 100%	—
84 months after Vest Date 100%	—
Section 3-Special Acceleration

Date Percent	Number of Shares

6 months after Vest Date 100%	50,000